Rg/3

BP 9/3


03053233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65549

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/07/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
POWELLJOHNSON, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3322 West End Avenue
(No. and Street)

Nashville	Tennessee	37203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chad Estep (615) 277-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kraft Bros., Esstman, Patton & Harrell, PLLC
(Name – *if individual, state last, first, middle name*)

555 Great Circle Road	Nashville	Tennessee	37228
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
AUG 29 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Rodney C. Brower, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of POWELLJOHNSON, as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public My commission expires 3/22/2004.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2003
WASH. D.C. 152 SECTION

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

NASHVILLE, TENNESSEE

CONSOLIDATED FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES
AND
REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

JUNE 30, 2003

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

NASHVILLE, TENNESSEE

CONSOLIDATED FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL SCHEDULES AND REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

JUNE 30, 2003

CONTENTS



KraftCPAs

Kraft Bros., Esstman, Patton & Harrell, PLLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Board of Directors
PowellJohnson, Inc. and Subsidiary
Nashville, Tennessee

We have audited the accompanying consolidated statement of financial condition of PowellJohnson, Inc. and Subsidiary (the "Company"), a development stage company, as of June 30, 2003, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the period from August 7, 2002 (inception) through June 30, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PowellJohnson, Inc. and Subsidiary at June 30, 2003, and the consolidated results of their operations and their cash flows for the period from August 7, 2002 (inception) through June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Kraft Bros., Esstman, Patton & Harrell, PLLC

Nashville, Tennessee
July 23, 2003, except for Note 10, which is dated July 31, 2003

555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-256-1952 • www.kraftcpas.com

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

Cash	$ 1,261,398
Certificate of deposit	250,000
Deposits with clearing broker	50,000
Receivables:	
Investment advisory fees	6,247
Other	10,385
Prepaid expenses	69,586
Investment in PCT Publishing, LLC	75,000
Furniture, equipment and improvements - at cost, less accumulated depreciation of $232,278 - Note 4	1,263,618
TOTAL ASSETS	$ 2,986,234

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payable to clearing broker	$ 87,526
Accounts payable and accrued expenses	449,519
TOTAL LIABILITIES	537,045
COMMITMENTS - Note 5	
STOCKHOLDERS' EQUITY - Note 10	
Class A common stock, non-voting, no par value; 5,000,000 shares authorized; none issued - Note 8	-
Class B common stock, voting, no par value; 15,000,000 shares authorized; 87,389 shares issued and outstanding - Note 8	7,644,616
Deficit accumulated during the development stage	(5,195,427)
TOTAL STOCKHOLDERS' EQUITY	2,449,189
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,986,234

See accompanying notes to consolidated financial statements.

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE PERIOD FROM AUGUST 7, 2002 (INCEPTION) THROUGH JUNE 30, 2003

REVENUES	
Commissions	$ 27,303
Interest income	50,391
Investment advisory fees	28,157
Other	209
TOTAL REVENUES	106,060
EXPENSES	
Employee compensation and benefits	3,054,728
Floor brokerage, exchange and clearance fees - Note 5	57,353
Communications and data processing - Note 5	296,584
Interest	62
Occupancy - Note 5	524,241
Other	1,368,519
TOTAL EXPENSES	5,301,487
NET LOSS	$ (5,195,427)

See accompanying notes to consolidated financial statements.

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE PERIOD FROM AUGUST 7, 2002 (INCEPTION) THROUGH JUNE 30,2003

	CLASS A COMMON STOCK		CLASS B COMMON STOCK		DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	TOTAL STOCKHOLDERS' EQUITY
	SHARES	AMOUNT	SHARES	AMOUNT		
ALANCE - AUGUST 7, 2002 (INCEPTION)	-	$ -	-	$ -	$ -	$ -
suance of common stock for cash and non-cash consideration effective August 7, 2002 - Note 7	-	-	5,000,000	7,044,616	-	7,044,616
suance of common stock for cash on August 24, 2002	122,868	200,000	-	-	-	200,000
xchange of Class A shares for Class B shares on April 16, 2003 - Note 8	(122,868)	(200,000)	122,868	200,000	-	-
roportionate reduction of outstanding number of Class B shares on April 16, 2003 - Note 8	-	-	(5,039,479)	-	-	-
suance of common stock for cash on June 13, 2003	-	-	3,000	300,000	-	300,000
suance of common stock for cash on June 19, 2003	-	-	1,000	100,000	-	100,000
et loss for the period	-	-	-	-	(5,195,427)	(5,195,427)
ALANCE - JUNE 30, 2003	$ -	$ -	$ 87,389	$ 7,644,616	$ (5,195,427)	$ 2,449,189

ee accompanying notes to consolidated financial statements.

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM AUGUST 7, 2002 (INCEPTION) THROUGH JUNE 30, 2003

OPERATING ACTIVITIES	
Net loss	$ (5,195,427)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	233,991
Loss on disposal of furniture, equipment and improvements	2,887
(Increase) decrease in operating assets:	
Deposits with clearing broker	(50,000)
Investment advisory fee receivables	(6,247)
Other receivables	(9,216)
Prepaid expenses	(25,616)
Increase (decrease) in operating liabilities:	
Payable to clearing broker	87,526
Accounts payable and accrued expenses	429,352
Total Adjustments	662,677
NET CASH USED IN OPERATING ACTIVITIES	(4,532,750)
INVESTING ACTIVITIES	
Purchase of furniture, equipment and improvements	(1,003,706)
Proceeds from sale of furniture, equipment and improvements	7,500
Purchase of certificate of deposit	(250,000)
NET CASH USED IN INVESTING ACTIVITIES	(1,246,206)
FINANCING ACTIVITIES	
Proceeds from issuance of common stock	7,040,354
NET CASH PROVIDED BY FINANCING ACTIVITIES	7,040,354
NET INCREASE IN CASH	1,261,398
CASH - beginning of year	-
CASH - end of year	$ 1,261,398

(continued on next page)

See accompanying notes to consolidated financial statements.

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

FOR THE PERIOD FROM AUGUST 7, 2002 (INCEPTION) THROUGH JUNE 30, 2003

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash payments for:	
Interest expense	$ -
Income taxes	$ -

NON-CASH INVESTING AND FINANCING ACTIVITIES:

Issuance of common stock as consideration for non-cash assets - Note 7	$ 604,262
Application of furniture deposits toward purchases of furniture, equipment and improvements - Note 7	$ 219,153

See accompanying notes to consolidated financial statements.

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

PowellJohnson, Inc. ("Powell") was incorporated on August 7, 2002. On December 20, 2002, Powell received its license as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD").

Powell is headquartered in Nashville, Tennessee, with additional offices in Raleigh, North Carolina, and New York, New York.

West End Partners, LLC (dba WestEnd Advisors) was formed on March 11, 2003, as a Tennessee limited liability company. West End Partners, LLC ("WestEnd") is an investment advisor registered in North Carolina and located in Charlotte, North Carolina. Powell is the sole member of WestEnd.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements include the accounts of PowellJohnson, Inc. and its subsidiary, West End Partners, LLC (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Planned principal operations of the Company have commenced, but there has been no significant revenue therefrom as of June 30, 2003. Therefore, the Company is classified as a development stage enterprise in accordance with applicable professional standards.

Fiscal year

The Company has adopted a June 30 fiscal reporting year for financial statement and tax return purposes.

Cash equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. At June 30, 2003, the Company had no cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deposits with clearing broker

The Company utilizes a clearing broker, National Financial Services, LLC ("NFS"), for trading purposes. In connection with its correspondent clearing agreement with NFS, the Company has agreed to maintain a $50,000 deposit with NFS. The interest-bearing deposit is held in an NFS account and is returnable to the Company upon termination of the correspondent clearing agreement.

Prepaid expenses

Prepaid expenses are reported at net amortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Investment in PCT Publishing, LLC

The Company owns 25% of PCT Publishing, LLC; however, the Company does not have significant influence as defined by Financial Accounting Standards Board Interpretation No. 35, *Criteria for Applying the Equity Method of Accounting for Investments in Common Stock.* Therefore, the investment is reported at cost which, in management's opinion, does not exceed fair value.

Furniture, equipment and improvements

Furniture, equipment and improvements are recorded at cost or the contributing stockholder's historical cost basis less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years.

Income taxes

The Company is classified as a C corporation for federal income tax purposes. Deferred income tax assets and liabilities are computed for operating loss carryovers and differences between the financial statement and tax bases of assets and liabilities. Such differences, which result principally from statutory methods of depreciation used for tax purposes, are expected to result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in the deferred tax assets and liabilities.

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

JUNE 30, 2003

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Compensated absences

Compensated absences are accrued for vacation days earned by employees that will be paid to them in the future.

Commission income

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment advisory income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Advertising and communication costs

Advertising and communication costs are expensed as incurred. Total advertising and communication costs were approximately $160,000 for the period ended June 30, 2003.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expensed during the reporting period. Actual results could differ from those estimates.

NOTE 3 - CONCENTRATION OF RISK

The Company generally maintains cash and cash equivalents on deposit at banks and brokers in excess of federally insured amounts. Statement of Financial Accounting Standards No. 105 identifies this condition as a concentration of credit risk requiring disclosure. The Company has not experienced any losses in such accounts. In management's opinion, the risk is mitigated by the use of high quality financial institutions. At June 30, 2003, cash balances per bank in excess of insured limits approximated $1,230,000.

NOTE 4 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements consist of the following at June 30, 2003:

Furniture and fixtures	$ 612,450
Computers and equipment	583,816
Interest in airplane	120,000
Leasehold improvements	179,630
	1,495,896
Accumulated depreciation	(232,278)
Furniture, equipment and improvements, net	$ 1,263,618

The Company owns a 1/16th undivided interest in an airplane.

NOTE 5 - COMMITMENTS

The Company leases office space in Nashville, Tennessee, Raleigh, North Carolina, and New York, New York, under non-cancelable operating leases with accelerating payments that expire at various times through December 2008.

The Company leases office equipment under both cancelable and non-cancelable contracts that expire over the next five fiscal years and has other commitments for subscriptions to communication and data services and contracts for brokerage clearing that expire over the next three fiscal years.

As of June 30, 2003, aggregate future office rental, equipment leases and other commitments under non-cancelable agreements consist of the following:

Year Ending June 30,	Office Rental	Equipment Leases	Other Commitments	Total Commitments
2004	$ 471,528	$ 18,732	$ 183,000	$ 673,260
2005	535,574	18,732	256,000	810,306
2006	551,657	15,465	260,000	827,122
2007	560,559	5,664	-	566,223
2008	189,760	925	-	190,685
Thereafter	58,095	-	-	58,095
Total	$ 2,367,173	$ 59,518	$ 699,000	$ 3,125,691

Total office rental expense incurred, recorded on a straight-line basis, under all such agreements for the period ended June 30, 2003, amounted to approximately $355,000. Total equipment lease expense incurred for the period ended June 30, 2003 approximated $11,000. Both office rental expense and equipment lease expense are reported in occupancy.

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

JUNE 30, 2003

NOTE 6 - INCOME TAXES

The net deferred tax asset as of June 30, 2003, consists of the following:

Deferred tax assets:	
Federal and state net operating loss carryovers	$ 1,645,104
Capitalized start-up costs	703,894
	2,348,998
Less: valuation allowance	(2,247,859)
	101,139
Deferred tax liability:	
Depreciation on furniture, equipment and improvements	(101,139)
Net deferred tax asset	$ -

Temporary differences result primarily from net operating loss carryforwards (federal and state) and differences in the method of reporting pre-license expenses and depreciation expense for income tax and financial reporting purposes. At June 30, 2003, the Company has federal net operating loss carryforwards of approximately $4,329,000, which can be carried forward to offset future taxable income for fifteen years (expiring in 2018). In addition, the Company has state excise tax loss carryforwards of approximately $4,329,000, which can be carried forward to offset future taxable income for fifteen years (expiring in 2018).

NOTE 7 - NON-CASH INVESTING AND FINANCING ACTIVITIES

Effective August 7, 2002, the Company's majority shareholders contributed the following net assets and cash to the Company in exchange for 5,000,000 shares of class B common stock:

Receivables	$ 1,169
Prepaid expenses	43,970
Furniture deposits	219,153
Investment in PCT Publishing, LLC	75,000
Furniture, equipment and improvements	285,137
Accounts payable and accrued expenses	(20,167)
Net assets contributed	604,262
Cash contributed	6,440,354
Total net assets and cash contributed	$ 7,044,616

The Company recorded the above net assets at the contributing stockholders' historical cost basis.

NOTE 8 - COMMON STOCK EXCHANGE AND REDUCTION

On April 16, 2003, the Company's Board of Directors (the "Board") authorized the exchange of its 122,868 outstanding shares of Class A non-voting common stock for 122,868 shares of Class B voting common stock. Simultaneously, the Board authorized the proportionate reduction of outstanding shares of Class B common stock by a factor of .01627766 to 1. The reduction was effected upon the surrender by each of the shareholders of their existing stock certificates in exchange for new certificates issued for the reduced number of shares. Following these transactions, the number of outstanding shares of Class B common stock was reduced from 5,122,868 shares to 83,389 shares.

NOTE 9 - NET CAPITAL REQUIREMENTS

Powell is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during its first twelve months as a registered broker-dealer. Thereafter, this ratio shall not exceed 15 to 1. At June 30, 2003, Powell had regulatory net capital of $1,021,017, which was $771,017 in excess of its required net capital of $250,000. Powell's percent of aggregate indebtedness to net capital ratio was .52 to 1.

NOTE 10 - SUBSEQUENT EVENTS

On July 11, 2003, the Company issued 4,000 shares of Class B voting common stock as compensation to an employee.

On July 18, 2003, the Company issued 1,000 shares of Class A non-voting common stock to an employee pursuant to a deferred compensation arrangement. Rights to these shares vest ratably over a three-year period. If the employee terminates prior to full vesting, any non-vested shares will be repurchased by the Company for $1.

On July 31, 2003, the Company's charter (the "Charter") was amended to change the total authorized capital stock to 1,500,000 shares of Class A non-voting common stock and 3,000,000 shares of Class B voting common stock. The amendment also authorized a total of 442,478 shares of Series A convertible preferred stock ("Preferred Stock").

Each share of Preferred Stock carries an annual dividend of $1.13 per share. The dividends will be payable when declared by the Board of Directors and will accumulate until paid from the date of the stock's issuance. No cash dividends or other distributions, except those payable solely in the Company's common stock, may be paid or declared until the preferred stock dividends are paid or declared and cash is reserved for payment. Preferred Stockholders are entitled to receive a liquidation preference of $14.125 per share plus all accumulated, accrued or declared but unpaid dividends.

Each share of Preferred Stock may be converted, at any time, at the option of the holder, into Class B voting common stock, by dividing $14.125 by the conversion price, as defined by the Charter. The Company will reserve the calculated converted number of shares of Class B common stock for all outstanding shares of Preferred Stock. Each share of Preferred Stock will be automatically converted to Class B voting common stock at the applicable conversion price at the earlier of a firm commitment for an underwritten public offering for the sale of Class B common stock at a price of not less than $70.625 per share, and an aggregate offering price of not less than $25,000,000, or the election by holders of a majority of the Preferred Stock to convert their shares to Class B voting common stock.

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

JUNE 30, 2003

NOTE 10 - SUBSEQUENT EVENTS (CONTINUED)

The Company has the right to redeem all, but not less than all, of the Preferred Stock at any time during the six-month period beginning on the 66th month following the date first issued. The redemption price will be the greater of the then fair market value of the Preferred Stock or $14.125 plus all accumulated, accrued or declared but unpaid dividends per share.

On July 31, 2003, the Company entered into an agreement with Putnam Lovell Equity Partners LP for the issuance of all 442,478 authorized shares of the Company's Preferred Stock for a cash investment of $6,250,002. Putnam Lovell NBF Private Equity is a provider of growth capital to developing companies in the financial services industry. Putnam Lovell NBF Private Equity is a trade name of Putnam Lovell Capital Partners, Inc., which is an affiliate of National Bank Financial, Inc. and the National Bank of Canada.

In connection with and immediately prior to the issuance of the Preferred Stock, the Company's Board authorized a 17.04277455591-for-1 stock split on all common stock previously authorized and issued by the Company. A schedule of changes in the total outstanding shares of the Company's capital stock from June 30, 2003 to July 31, 2003, follows:

	Number of Shares Issued		
	Class A Common Stock	Class B Common Stock	Series A Convertible Preferred Stock
BALANCE - JUNE 30, 2003	-	87,389	-
Issuance of common stock on July 11, 2003	-	4,000	-
Issuance of common stock on July 18, 2003	1,000	-	-
Number of shares outstanding prior to stock split	1,000	91,389	-
Additional shares issued pursuant to stock split on July 31, 2003	16,043	1,466,133	-
Issuance of preferred stock on July 31, 2003	-	-	442,478
BALANCE - JULY 31, 2003	17,043	1,557,522	442,478

SUPPLEMENTAL SCHEDULES

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2003

Net Capital	
Total stockholders' equity - PowellJohnson, Inc. (unconsolidated)	$ 2,515,466
Deductions and/or charges:	
Nonallowable assets:	
Receivables from others	(10,385)
Receivable from West End Partners, LLC	(82,192)
Prepaid expenses	(68,826)
Investment in PCT Publishing, LLC	(75,000)
Investment in West End Partners, LLC	(100)
Furniture, equipment and improvements, net	(1,257,867)
Total deductions and/or charges	(1,494,370)
Net capital before haircuts on securities positions	1,021,096
Haircuts on securities	(79)
Net Capital	$ 1,021,017
Aggregate Indebtedness	
Payable to clearing broker	$ 87,526
Accounts payable and accrued expenses	441,764
Total aggregate indebtedness	$ 529,290
Computation of Basic Net Capital Requirement	
Net capital requirement	$ 250,000
Excess net capital	$ 771,017
Excess net capital at 1000%	$ 968,088
Percentage of aggregate indebtedness to net capital	0.52

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JUNE 30, 2003

PowellJohnson, Inc. is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2003

PowellJohnson, Inc. is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

AS OF JUNE 30, 2003

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2003)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 1,056,017
Subsequent payable accrued	(35,000)
Net capital per audit	$ 1,021,017

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

AS OF JUNE 30, 2003

	POWELLJOHNSON, INC.	WEST END PARTNERS, LLC	CONSOLIDATING ENTRIES	CONSOLIDATED
TOTAL ASSETS	$ 3,044,756	$ 23,770	$ (82,292)	$ 2,986,234
TOTAL LIABILITIES	$ 529,290	$ 89,947	$ (82,192)	$ 537,045
TOTAL STOCKHOLDERS' EQUITY	2,515,466	(66,177)	(100)	2,449,189
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,044,756	$ 23,770	$ (82,292)	$ 2,986,234

POWELLJOHNSON, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

JUNE 30, 2003

None.



KraftCPAs

Kraft Bros., Esstman, Patton & Harrell, PLLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

Board of Directors
PowellJohnson, Inc. and Subsidiary
Nashville, Tennessee

In planning and performing our audit of the consolidated financial statements and supplemental schedules of PowellJohnson, Inc. and Subsidiary (the "Company"), a development stage company, for the period from August 7, 2002 (inception) through June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-256-1952 • www.kraftcpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. ("NASD") and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kraft Bros., Esstman, Patton & Harrell, PLLC

Nashville, Tennessee
July 23, 2003